October 11, 2024

John T. Greene
Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, IL 60015

       Re: Discover Financial Services
           Form 10-K For the Year Ended December 31, 2023
           Response dated October 4, 2024
           File No. 001-33378
Dear John T. Greene:

       We have reviewed your October 4, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 20, 2024 letter.

Form 10-K For the Year Ended December 31, 2023
Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
26. Immaterial Restatement of Prior Period Financial Statements, page 144

1.     As it relates to Discover management   s incorrect classification of
Consumer cards as
       Commercial cards, and as we relayed in a telephone conference with
Discover   s
       management on October 2, 2024, we have considered the information conveyed in both your letter dated September 3, 2024 and during a conference call
with Discover   s
       management on September 17, 2024. Based on that information, we object to the
       Company   s methodology for the correction of errors in the application of ASC 605,
       Revenue Recognition, as well as ASC 606, Revenue from Contracts with Customers.
       Please provide to us a revised analysis that reassesses the methodology it has employed to correct the revenue errors under ASC 250 related to the incorrect
 October 11, 2024
Page 2

      classification of Consumer cards as Commercial cards, including how you propose to correct your historical financial statements. The reassessment should contemplate the
      Consumer rates and tiers in effect during the respective periods and the historical classification of properly classified Consumer cards in those respective periods.
2. Explain whether any additional analysis is required under other relevant GAAP and provide us with a supporting analysis with specific citation to relevant accounting guidance. For example, this analysis should explain whether any additional liabilities were required to be recognized, the type of liability that results from the revenue correction (e.g., refund liability, financial liability, contingent liability, etc.) as well as the appropriateness of disclosures previously provided. This analysis should also address whether and how your subsequent accounting after the second quarter of 2023 will be revised as a result of your reevaluation.
3.    Provide a comprehensive materiality analysis, addressing both accounting
and
      disclosure.
4.    We acknowledge your October 4, 2024 letter in which you confirm that
Discover   s
      management will also consider our objection noted above in responding to the comments in our letter dated September 20, 2024 related to internal control over financial reporting.
        Please contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452
if you have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance